02052771

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

TOTAL NUMBER OF PAGES: 11

Meota Resources Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Provident Acquisitions Inc.
Provident Energy Trust
(Name of Person(s) Furnishing Form)

Trust Units
(Title of Class of Subject Securities)

CUSIP #: 74386K 10 4
(CUSIP Number of Class of Securities (if applicable))

Torys LLP
237 Park Avenue
New York, New York 10017
Attention: Andrew J. Beck
(212) 880-6000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 26, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

*Letter to Shareholders
*Take-Over Bid Circular, dated August 26, 2002
*Notice of Guaranteed Delivery
*Letter of Transmittal
*Directors' Circular of Meota Resources Corp., dated August 26, 2002
Notice of Change, dated September 30, 2002

Item 2 **Informational Legends**

See the Take-Over Bid Circular, dated August 26, 2002

*Previously furnished.

This document should be read in conjunction with the Offer to Purchase and accompanying Circular of Provident Acquisitions Inc. dated August 26, 2002. No securities regulatory authority in Canada or the United States has expressed an opinion about the securities offered thereunder and it is an offence to claim otherwise.

September 30, 2002

NOTICE OF CHANGE
by
PROVIDENT ACQUISITIONS INC.

an indirect wholly-owned subsidiary of

PROVIDENT
ENERGY TRUST

of its
OFFER TO PURCHASE
all of the outstanding Common Shares
of

MEOTA RESOURCES CORP.

at a price per share of
$4.60 (Cdn.) cash
or
0.415 Trust Units
or
0.415 Exchangeable Shares
or
a combination thereof

This Notice of Change (the "Notice") amends certain information contained in the Offer to Purchase (the "Offer to Purchase") and the accompanying Circular dated August 26, 2002 by Provident Acquisitions Inc. (the "Offeror"), an indirect wholly-owned subsidiary of Provident Energy Trust (the "Trust"), pursuant to which the Offeror is offering to purchase all of the outstanding common shares (the "Meota Shares") of Meota Resources Corp. ("Meota") on the terms and conditions set forth in the Offer to Purchase, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery.

Except as otherwise set forth in this Notice, the information, terms and conditions contained in the Offer continue to be applicable in all respects and this Notice should be read in conjunction with the Offer. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Offer to Purchase. The term "Offer" means, collectively the Offer to Purchase, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, as supplemented by this Notice.

A holder of Meota Shares ("Meota Shareholder" or "Shareholder") may elect to receive any form of the purchase consideration or a combination thereof. The terms of the Offer limit the aggregate amount of cash payable to Shareholders to $27,821,568 (subject to adjustment as set forth in the Offer to Purchase) and limit the aggregate amount of Exchangeable Shares of the Offeror issuable to Shareholders to 6,000,000.

The Offer is open for acceptance until 5:00 p.m. (Calgary time) on October 1, 2002, unless extended or withdrawn.

The Trust and Meota have entered into an Acquisition Agreement relating to the Offer. The Board of Directors of Meota has determined unanimously that the Offer is fair to the Shareholders and recommends that Shareholders ACCEPT the Offer.

Holders of Meota Shares wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal and deposit it, together with certificates representing their Meota Shares and all other documents required by the Letter of Transmittal, at one of the offices of Computershare Trust Company of Canada (the "Depositary") shown on the Letter of Transmittal and on the last page of this document, in accordance with the transmittal instructions in the Letter of Transmittal. Alternatively, a holder of Meota Shares who wishes to deposit such Meota Shares and whose certificates for such Meota Shares are not immediately available may deposit certificates representing such Meota Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance".

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary at its office shown in the Letter of Transmittal, the Notice of Guaranteed Delivery and on the last page of this document.

Persons whose Meota Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Meota Shares to the Offer.

The Dealer Managers for the Offer are:

SCOTIA CAPITAL INC. **NATIONAL BANK FINANCIAL INC.**

NOTICE OF CHANGE

TO: SHAREHOLDERS OF MEOTA RESOURCES CORP.

This Notice of Change supplements certain information contained in the Offer dated August 26, 2002 pursuant to which the Offeror is offering to purchase all of the issued and outstanding Meota Shares on the terms and conditions set forth in the Offer.

1. Certification by Provident Energy Trust

As provided in the Offer, in order to implement certain transactions contemplated by the Offer, the Offeror has applied to certain securities commissions in each of the provinces of Canada for exemptions from certain requirements of applicable securities legislation. In connection with the review of this exemption application, certain provincial securities commissions have requested that the Offer contain a certificate executed by Provident Energy Trust in order to confirm Meota Shareholders have certain statutory rights against Provident Energy Trust in the event of a misrepresentation, as defined under applicable securities legislation, in the Offer to Purchase and accompanying Circular. Accordingly, the Offeror and the Trust wish to provide Meota Shareholders with a certificate executed by Provident Energy Trust. See "Statutory Rights".

2. Payment for Deposited Securities

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror, the Offeror has agreed in the Acquisition Agreement to take up and pay for Meota Shares validly deposited under the Offer and not withdrawn as soon as possible but in any event within three business days after the Expiry Date. In accordance with applicable law, any Meota Shares deposited under the Offer after the first date on which Meota Shares have been taken up by the Offeror are required to be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Payment for Deposited Meota Shares".

3. Rights of Withdrawal

All deposits of Meota Shares pursuant to the Offer are irrevocable, provided that any Meota Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable law):

(a) at any time where the Meota Shares have not been taken up by the Offeror;

(b) subject to the satisfaction or waiver of the conditions set forth in Section 4 of the Offer, "Conditions of the Offer", at any time after three Business Days from the Expiry Date, if such Meota Shares have not been paid for by the Offeror; and

(c) at any time where the Meota Shares have not been taken up and paid for by the Offeror after 45 days from the date of the Offer.

In addition, if:

(d) there is a variation of the terms of the Offer before the Expiry Time including any extension of the period during which Meota Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than ten days after the Notice of Variation has been delivered; or

(e) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of the Offeror or of any affiliate of the Offeror (except to the extent required by applicable law, where it is a change in a material fact relating to the Trust Units);

any Meota Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of ten days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities. The Offeror has applied for, and has received from the securities regulatory authorities, an order permitting the Offeror to refrain from delivering this Notice to Meota Shareholders and further providing that the ten day period from the date of this Notice during which Meota Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder shall not apply. Except as modified by the order, all rights of withdrawal remain in effect, unamended.

Meota Shareholders will have the right to withdraw Meota Shares and in the manner described in section 7 of the Offer, "Withdrawal of Deposited Meota Shares".

4. Consequential Amendments

Consequential amendments in accordance with this Notice are deemed to be made where required to the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Except as such information is supplemented by this Notice, all terms of the Offer remain in effect, unamended.

5. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

The contents of the Offer to Purchase and the Circular as supplemented by this Notice of Change have been approved, and the sending, communication or delivery thereof to Meota Shareholders has been authorized by the Board of Directors of Provident Acquisitions Inc.

The foregoing, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing, does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the *Securities Act* (Québec).

DATED: September 30, 2002

PROVIDENT ACQUISITIONS INC.

(Signed) Thomas W. Buchanan
Chief Executive Officer

(Signed) Mark N. Walker
Vice President, Finance
and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Mike H. Shaikh
Director

(Signed) Byron J. Seaman
Director

The contents of the Offer to Purchase and the Circular as supplemented by this Notice of Change have been approved, and the sending, communication or delivery thereof to Meota Shareholders has been authorized by the Board of Directors of Provident Energy Ltd. on behalf of Provident Energy Trust.

The foregoing, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing, does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the *Securities Act* (Québec).

DATED: September 30, 2002

PROVIDENT ENERGY TRUST
by PROVIDENT ENERGY LTD.

(Signed) Thomas W. Buchanan
Chief Executive Officer

(Signed) Mark N. Walker
Vice President, Finance
and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Mike H. Shaikh
Director

(Signed) Byron J. Seaman
Director

Office of the Depositary, Computershare Trust Company of Canada

Telephone (Toll Free): 1-800-564-6253

Email: caregistryinfo@computershare.com

By Mail

Attention: Corporate Actions Department
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

By Hand or Courier

Calgary

Attention: Corporate Actions Department
600, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Toronto

Attention: Corporate Actions Department
11th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1

Offices of the Dealer Managers for the Offer

Scotia Capital Inc.
2000, 700 - 2nd Street S.W.
Calgary, Alberta T2P 2N7
Telephone: (403) 298-4073

National Bank Financial Inc.
2000, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8
Telephone: 1-800-372-9211

Any questions and requests for assistance may be directed by Shareholders to the Dealer Managers or the Depositary at their respective telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Amendment No. 1 to Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by each of Provident Acquisitions Inc. and Provident Energy Trust concurrently with the Form CB filed on August 27, 2002.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct on this 30th day of September, 2002.

Provident Acquisitions Inc.

By:____________________
Name: Mark N. Walker
Title: Vice President, Finance and Chief Financial Officer

Provident Energy Trust
By: Provident Energy Ltd.

By:____________________
Name: Mark N. Walker
Title: Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
*2.1	the Amended and Restated Renewal Annual Information Form of Provident Energy Trust (the "Trust") dated May 20, 2002 (the "AIF") and schedules thereto including the audited financial statements of the Trust as at and for the period March 6, 2001 to December 31, 2001, together with the notes thereto and the auditors' report thereon;
*2.2	management's discussion and analysis of the financial condition and operations of the Trust (included on pages 42 to 50 of the AIF);
*2.3	the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the six months ended June 30, 2002;
*2.4	the proxy statement and information circular of the Trust dated April 26, 2002 relating to the annual and special meeting of the Trust held on June 3, 2002 (excluding those portions thereof which, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein);
*2.5	the material change report of the Trust dated March 28, 2002 in respect of the acquisition of certain oil and gas properties; and
*2.6	the material change report of the Trust dated August 21, 2002 relating to the Offer in connection with which this Form CB is furnished.

*Previously furnished.